Simpson Thacher & Bartlett LLP

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DIRECT DIAL NUMBER	E-MAIL ADDRESS
+1-212-455-2812	RFenyes@stblaw.com

September 8, 2020

VIA EDGAR

Re: Bentley Systems, Incorporated
Registration Statement on Form S-1
Filed August 21, 2020
File No. 333-248246

Kathleen Collins
David Edgar

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Bentley Systems, Incorporated (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) filed on August 21, 2020 relating to the offering of shares of its Class B common stock, marked to show changes from the Registration Statement. The Registration Statement has been revised in response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance of the Commission (the “Staff”) dated August 28, 2020 (the “Comment Letter”) relating to the Registration Statement and to reflect certain other changes. In addition, the Registrant has filed certain exhibits with Amendment No. 1 and advises the Staff that it will file any remaining required exhibits in one or more future pre-effective amendments. The Registrant understands that the Staff requires a reasonable amount of time to review.

In addition, we are providing the following response to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comment in italics below. Page references in the text

Securities and Exchange Commission	September 8, 2020

of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Registrant.

Registration Statement on Form S-1 filed August 21, 2020

General

1.

We note that you are contemplating paying a cash dividend of up to $1.50 per share to existing shareholders. To the extent that such dividend is approved by the Board of Directors, please revise to include pro forma information on the face of your most recent historical consolidated balance sheet to reflect this dividend. Also, provide pro forma per share data in your historical consolidated statement of operations for the latest year and most recent interim period giving effect to the number of shares whose proceeds will be necessary to pay the dividend. Refer to SAB Topic 1.B.3.

The Registrant has revised the disclosure on pages 21 and 57 to include pro forma balance sheet information as of June 30, 2020 in the sections entitled “Summary Consolidated Financial Data” and “Capitalization” as well as on page F-46 on the face of the Registrant’s most recent historical consolidated balance sheet, in each case to give effect to (i) the special cash dividend of $1.50 per share paid on September 2, 2020 and the funding of such special dividend with borrowings under a new term loan facility and borrowings under the Company’s revolving credit facility and (ii) the accrual of dividends on shares of outstanding restricted stock and restricted stock units.

The Registrant believes that in the context of the offering contemplated in the Registration Statement, which will only include a secondary offering of shares of Class B common stock by certain selling stockholders, no pro forma per share data is required pursuant to SAB Topic 1.B.3.

* * * * *

Securities and Exchange Commission	September 8, 2020

Please call me at (212) 455-2812 if you wish to discuss our response to the Comment Letter.

Very truly yours,

/s/ Richard A. Fenyes

Richard A. Fenyes

cc:	Securities and Exchange Commission
Jan Woo
Jeffrey Kauten

Bentley Systems, Incorporated
Gregory S. Bentley
David J. Hollister
David R. Shaman

Simpson Thacher & Bartlett LLP
Jonathan R. Ozner

Goodwin Procter LLP
Richard A. Kline